BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

2 September 2002

RECEIVED SEP 09 2002 SEC MAIL PROCESSING SECTION WASH, D.C. 154

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

02049943

SUPPL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

9/11

PROCESSED
SEP 20 2002
THOMSON
FINANCIAL

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held as Principal	14,579,288
Held in client portfolios	71,860,395

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

2 September 2002

12) Total holding following this notification

86,439,683

13) Total percentage holding of issued class following this notification

11.94%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of Notification - 2 September 2002

Held as Principal	
Deutsche Bank AG London	12,320,791
Morgan Grenfell & Co. Limited	1,085,004
Deutsche Bank Securities Inc	1,173,493
Total	14,579,288

Held in Client Portfolios	
Morgan Nominees	20,956,346
Morgan Nominees Account CHY	181,220
Morgan Nominees Account CSL	66,863
Morgan Nominees Account DGR	194,127
Morgan Nominees Account ENF	266,800
Morgan Nominees Account LAM	299,978
Morgan Nominees Account MER	53,004
Morgan Nominees Account SAM	38,954
Morgan Nominees Account SL	459,438
Bank of New York Nominees	1,038,367
Bank of New York Nominees A/C VC	45,264
Bank of New York Nominees A/C 588251	75,635
Bank of Tokyo London	5,340
British Overseas Bank Account 7020	88,910
BT Globenet Nominees	927,842
Channel Nominees	127,408
Chase Nominees	10,685,029
Chase Nominees Account 14186	168,698
Clydesdale Bank Custodian Nominees	323,881
Deutsche Asset Management (Japan) Ltd	275,490
Deutsche Asset Management Frankfurt	4,833,234
Deutsche Asset Management Spain	314,200
Deutsche Bank International Limited	1,285,361
Deutsche Trust Bank Japan	1,172,403
DWS Investment GmbH	1,065,000
HSBC Global Custody Nominees (UK) Ltd	1,448,270
HSBC Global Custody Nominees (UK) Ltd, A/c 767137	71,417
Lloyds Bank Nominees	373,960
Lothian Regional Council	539,460

National Provincial	182,215
Nortrust Nominees	6,654,708
Perry Nominees	65,143
Raiffeisen Zentralbank Nominees	16,593
RBSTB Nominees	3,437,430
RBSTB Nominees A/C RTLDN	150,000
Scudder Investment Management	10,056,904
State Street Nominees	2,080,543
State Street Nominees SD12	883,266
Sutrin Nominees	43,310
Tokyo Trust	209,290
Vidacos Nominees	635,644
To be Advised	66,450
Total	71,860,395

BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

30 August 2002

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

Sandra Walters

Sandra Walters
Assistant Company Secretary

BRAMBLES INDUSTRIES PLC
DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BRAMBLES INDUSTRIES LIMITED ("BIL")	BRAMBLES INDUSTRIES PLC ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DONALD ROBERT ARGUS
Date of last notice	1 March 2002

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by Alamiste Pty Limited (trustee of a family trust)
Date of change	28 August 2002
No. of securities held prior to change	BIL - 4,129 ordinary shares held directly - 72,000 ordinary shares held by Alamiste Pty Ltd BIP - Nil
Class	Ordinary Shares

Number acquired	10,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.80 per share
No. of securities held after change	BIL - 4,129 ordinary shares held directly - 82,000 ordinary shares held by Alamiste Pty Ltd BIP - Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

BRAMBLES INDUSTRIES PLC
DIRECTORS' INTERESTS

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited

Contact Sandra Walters, Assistant Company Secretary
Tel 020 7659 6039

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES INDUSTRIES LIMITED** ("BIL")	**BRAMBLES INDUSTRIES PLC** ("BIP")
ABN	22 000 129 868	N/A

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GRAHAM JOHN KRAEHE
Date of last notice	8 JANUARY 2002

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares purchased by trustee of a private superannuation fund of which Mr Kraehe is a member
Date of change	29 August 2002
No. of securities held prior to change	BIL - 11,561 held by Private Super Fund BIP - Nil
Class	Ordinary Shares

Number acquired	10,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$7.00 per share
No. of securities held after change	BIL - 21,561 held by Private Super Fund BIP - Nil
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	